Exhibit 99.1

On Reports Results for the Third Quarter and Nine-Month Period Ended September 30, 2026

•On delivers record net sales and the highest gross profit margin in its history as it pursues its ambition to redefine what a sportswear brand can be. Third quarter net sales increase by 17.2% year-over-year, or by 17.8% on a constant currency basis, to CHF 931.4 million, surpassing CHF 900 million in a quarter for the first time, with every channel, region and category contributing strongly. Direct-to-Consumer (“DTC”) net sales increase by 25.0%, or 24.8% on a constant currency basis, lifting DTC to 42.2% of net sales. Each region achieves its highest quarterly net sales to date, and EMEA reaches a new milestone, surpassing CHF 250 million for the first time.
•On continues to successfully execute on its strategic priorities, with strong momentum in each of the three growth engines set out at its 2026 Investor Day. In Performance, led by Run, the biggest innovation cycle in On’s history begins: the Cloudsurfer 3 drives immediate credibility and strong sell-out in its run specialty pre-launch. In Lifestyle, led by Sneaker, the Cloudtilt remains one of the industry’s fastest-growing sneaker franchises. In Apparel, led by Her, net sales increase by 38.7%, or 38.0% on a constant currency basis, with the latest Zendaya collection becoming On’s most visible apparel launch yet.
•On’s margin is the output of the On Premium Playbook: innovation that consumers choose at full price, athletes who prove it on the world’s biggest stages, and premium experiences in On’s own and partner channels. In a promotional environment, gross profit margin reaches 72.6%, or 66.9% excluding CHF 52.6 million of U.S. tariff refunds. Adjusting for U.S. tariff refunds and a one-time benefit from lower freight and other costs in the prior-year period, gross profit margin is up around 320 basis points year-over-year. Together with continued selective investment in innovation, technology, and On’s network of premium retail stores, this results in a net income margin of 17.5%, and adjusted EBITDA margin of 27.6%, or 21.9% excluding CHF 52.6 million of U.S. tariff refunds received.
•On further strengthens its position at the intersection of performance, design and culture, attracting a growing share of younger, culturally influential fans on its own terms. Since the quarter end, On’s athletes have continued to prove its breakthrough innovations on the world’s biggest stages, with a double victory at the Frankfurt Marathon and podium finishes in both the men’s and women’s races in New York - a first for On at a World Marathon Major. On successfully takes its first steps into new sports, its longer-term growth opportunity, with its football announcement becoming the most seen brand moment in its history.
•On reiterates its outlook for full-year 2026 net sales growth in the low-20% range on a constant currency basis. Including U.S. tariff refunds, On expects a gross profit margin of around 67.5% and an adjusted EBITDA margin in the range of 21.0% to 21.5%. On a basis comparable to its previous outlook, which did not include the CHF 52.6 million U.S. tariff refunds received in the current period, On raises its gross profit margin outlook to around 66%, from at least 65%, and continues to expect an adjusted EBITDA margin in the range of 19.5% to 20.0%.

ZURICH, Switzerland, November 10, 2026 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the third quarter and nine-month period ended September 30, 2026.

Caspar Coppetti, Founder and Co-CEO of On, said: "Seven weeks after our Investor Day, we are seeing the On Premium Playbook do exactly what it was built to do: create breakthrough products, validated by the world’s best athletes and brought to life through premium experiences wherever our fans meet us. The Cloudsurfer 3 is the first proof point of our biggest innovation cycle - and it is just getting started. Each of our strategic growth engines made significant progress this quarter, drawing a new generation of fans to the brand. In a promotional market, we stayed true to who we are and held full price, delivering record sales and record underlying margins."

Frank Sluis, CFO of On, said: "At our Investor Day, we said that premium is not the adjective in our financial model - it is the mechanism. This quarter showed what that means. Products that consumers choose at full price, a higher share of sales through our own channels and the efficiencies of scale delivered the highest gross profit margin in On’s history, even before U.S. tariff refunds. That margin gives us the strength to invest in the innovation, technology, stores and new sports behind our next phase of growth, and every part of that investment maps back to our three-year plan. We are even more excited about that plan today than on the day we presented it."

Key Financial and Operating Metrics
Key financial and operating metrics for the three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025 include:
•net sales increased by 17.2% to CHF 931.4 million, or by 17.8% on a constant currency basis;
•net sales through the direct-to-consumer (“DTC”) sales channel increased by 25.0% to CHF 393.3 million, or by 24.8% on a constant currency basis;
•net sales through the wholesale sales channel increased by 12.2% to CHF 538.2 million, or by 13.2% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific ("APAC") increased by 17.9% to CHF 251.4 million, 12.4% to CHF 490.1 million and 31.1% to CHF 189.9 million, respectively;
•net sales in EMEA, Americas and APAC increased by 19.1%, 12.4% and 31.9% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 15.4% to CHF 843.7 million, 38.7% to CHF 69.5 million and 39.2% to CHF 18.1 million, respectively;
•net sales from shoes, apparel and accessories increased by 16.0%, 38.0% and 40.2% on a constant currency basis, respectively;
•gross profit increased by 29.5% to CHF 676.0 million from CHF 522.2 million;
•gross profit margin increased to 72.6% from 65.7%;
•net income increased by 36.9% to CHF 162.8 million from CHF 118.9 million;
•net income margin increased to 17.5% from 15.0%;
•basic earnings per share (“EPS”) Class A (CHF) increased to CHF 0.49 from CHF 0.36;
•diluted EPS Class A (CHF) increased to CHF 0.48 from CHF 0.36;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 42.7% to CHF 256.8 million from CHF 179.9 million;
•adjusted EBITDA margin increased to 27.6% from 22.6%;
•adjusted net income increased by 26.7% to CHF 180.1 million from CHF 142.1 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.54 from CHF 0.43; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.54 from CHF 0.43.

Key financial and operating metrics for the nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025 include:
•net sales increased by 15.1% to CHF 2,613.6 million, or by 21.8% on a constant currency basis;
•net sales through the DTC sales channel increased by 22.7% to CHF 1,103.8 million, or by 29.2% on a constant currency basis;
•net sales through the wholesale sales channel increased by 10.2% to CHF 1,509.9 million, or by 16.9% on a constant currency basis;
•net sales in EMEA, Americas and APAC increased by 18.5% to CHF 686.8 million, 6.6% to CHF 1,392.3 million and 39.0% to CHF 534.5 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 21.5%, 14.2% and 48.2% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 12.8% to CHF 2,389.1 million, 43.3% to CHF 179.0 million and 61.7% to CHF 45.6 million, respectively;
•net sales from shoes, apparel and accessories increased by 19.6%, 49.3% and 69.4% on a constant currency basis, respectively;
•gross profit increased by 24.5% to CHF 1,766.0 million from CHF 1,418.3 million;
•gross profit margin increased to 67.6% from 62.5%;
•net income increased by 175.6% to CHF 371.0 million from CHF 134.6 million;
•net income margin increased to 14.2% from 5.9%;
•basic EPS Class A (CHF) increased to CHF 1.11 from CHF 0.41;
•diluted EPS Class A (CHF) increased to CHF 1.10 from CHF 0.40;
•adjusted EBITDA increased by 37.4% to CHF 599.1 million from CHF 436.0 million;

•adjusted EBITDA margin increased to 22.9% from 19.2%;
•adjusted net income increased by 130.3% to CHF 421.2 million from CHF 182.9 million;
•adjusted basic EPS Class A (CHF) increased to CHF 1.26 from CHF 0.56; and
•adjusted diluted EPS Class A (CHF) increased to CHF 1.25 from CHF 0.55.

Key financial and operating metrics as of September 30, 2026 compared to December 31, 2025 include:
•cash and cash equivalents increased by 31.3% to CHF 1,339.0 million from CHF 1,019.9 million; and
•net working capital increased by 29.9% to CHF 740.7 million from CHF 570.3 million.

Adjusted EBITDA, adjusted EBITDA excluding U.S. tariff refunds, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, gross profit margin excluding U.S. tariff refunds, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, gross profit margin excluding U.S. tariff refunds, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Outlook
With its holiday campaign now live and its newest technologies and products landing with consumers, On plans for net sales growth to accelerate in the fourth quarter. On will run the holiday season the way it has run the whole year, remaining committed to its premium positioning and full price discipline in a promotional environment.
On’s outlook now includes U.S. tariff refunds, so margin guidance is shown both including and excluding them; previous guidance did not include U.S. tariff refunds. For full-year 2026, On now expects:
•Net sales: Expected to grow in the low-20% range on a constant currency basis (unchanged). At current spot rates, this implies absolute net sales of CHF 3.47 billion to CHF 3.56 billion.
•Gross profit margin: Expected to be around 67.5%, or around 66% excluding U.S. tariff refunds (previously at least 65%).
•Adjusted EBITDA margin: Expected to be in the range of 21.0% to 21.5%, or in the range of 19.5% to 20.0% excluding U.S. tariff refunds (unchanged).

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. The gross profit margin excluding U.S. tariff refunds excludes impacts from the CHF 52.6 million U.S. tariff refunds received during the three months ended September 30, 2026. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss third quarter results is scheduled for November 10, 2026 at 8 a.m. U.S. Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 585 542 99 83
United Kingdom:    +44 117 389 01 04
Switzerland:        +41 800 200 0 46

Conference ID: 915968735

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/915968735. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Sixteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.
On is present in more than 90 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA excluding U.S. tariff refunds, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, gross profit margin excluding U.S. tariff refunds, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income gross profit margin excluding U.S. tariff refunds, and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA excluding U.S. tariff refunds, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, gross profit margin excluding U.S. tariff refunds, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in the press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations, including our ability to achieve our medium- and long-term financial targets and other objectives. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and premium brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to successfully enter and compete in new sports categories, including football and golf, and to develop products for those categories; our dependence on relationships with elite athletes, ambassadors and other high-profile talent, and the potential impact on our brand of conduct by, or the loss of, any such individual; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt and monitor generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; our ability to achieve our full year 2026 guidance, and the assumptions underlying that guidance, including with respect to consumer demand, foreign exchange rates, tariffs and input costs; our ability to achieve our medium- and long-term financial targets and other objectives; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated interim statements of income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2026	2025	2026	2025

Net sales	931.4	794.4	2,613.6	2,270.2
Cost of sales	(255.5)	(272.1)	(847.6)	(851.9)
Gross profit	676.0	522.2	1,766.0	1,418.3
Selling, general and administrative expenses	(481.0)	(397.5)	(1,334.1)	(1,123.8)
Operating result	195.0	124.7	431.9	294.5
Financial income	10.8	8.1	29.0	22.9
Financial expenses	(8.4)	(8.1)	(24.6)	(21.8)
Foreign exchange gain / (loss)	14.3	(6.1)	17.2	(160.5)
Income before taxes	211.7	118.6	453.5	135.2
Income tax benefit / (expense)	(48.9)	0.3	(82.4)	(0.6)
Net income	162.8	118.9	371.0	134.6

Earnings per share
Basic EPS Class A (CHF)	0.49	0.36	1.11	0.41
Basic EPS Class B (CHF)	0.05	0.04	0.11	0.04

Diluted EPS Class A (CHF)	0.48	0.36	1.10	0.40
Diluted EPS Class B (CHF)	0.05	0.03	0.11	0.04

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	9/30/2026	12/31/2025

Cash and cash equivalents	1,339.0	1,019.9
Trade receivables	432.8	305.4
Inventories	495.7	419.8
Other current financial assets	90.5	59.2
Other current operating assets	173.5	158.2
Current assets	2,531.5	1,962.4
Property, plant and equipment	196.6	148.8
Right-of-use assets	701.0	494.1
Intangible assets	65.9	54.2
Deferred tax assets	166.1	175.9
Non-current assets	1,129.6	873.0
Assets	3,661.1	2,835.4
Trade payables	187.7	154.8
Current lease liabilities	119.5	81.2
Other current financial liabilities	47.4	56.7
Other current operating liabilities	379.4	355.4
Current provisions	10.8	13.0
Income tax liabilities	68.6	63.2
Current liabilities	813.4	724.4
Employee benefit obligations	9.2	5.5
Non-current provisions	27.6	20.7
Non-current lease liabilities	613.1	440.3
Other non-current financial liabilities	7.9	2.8
Deferred tax liabilities	13.9	9.3
Non-current liabilities	671.8	478.6
Share capital	34.1	34.1
Treasury shares	(26.5)	(26.7)
Capital reserves	1,345.3	1,289.0
Other reserves	69.3	(46.6)
Retained earnings	753.7	382.6
Equity	2,175.9	1,632.4
Equity and liabilities	3,661.1	2,835.4

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in millions)	2026	2025

Net income	371.0	134.6
Adjustments for:
Share-based compensation	50.4	49.7
Employee benefit expenses	2.8	2.8
Depreciation and amortization	116.7	92.9
Loss on disposal of assets	0.2	0.7
Interest income and expenses	(7.4)	(6.7)
Net exchange differences	(19.2)	162.0
Income taxes	82.4	0.6
Change in working capital	(110.8)	(178.3)
Trade receivables	(106.3)	(130.5)
Inventories	(24.3)	(39.1)
Trade payables	19.9	(8.7)
Change in other current assets / liabilities	(29.4)	36.9
Change in provisions	(1.1)	(5.1)
Interest received	27.6	22.4
Income taxes paid	(70.0)	(66.0)
Cash inflow from operating activities	413.3	246.4

Purchase of tangible assets	(68.5)	(46.2)
Purchase of intangible assets	(16.1)	(3.8)
Cash (outflow) from investing activities	(84.6)	(50.0)

Payments of lease liabilities	(61.3)	(51.3)
Proceeds from issuance of shares	—	0.3
Proceeds on sale of treasury shares related to share-based compensation	6.0	8.3
Interest paid	(20.2)	(15.6)
Cash (outflow) from financing activities	(75.5)	(58.3)

Change in net cash and cash equivalents	253.2	138.1
Net cash and cash equivalents at January 1	1,019.9	924.3
Net impact of foreign exchange rate differences	65.7	(100.5)
Net cash and cash equivalents at September 30	1,339.0	961.8

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Net income	162.8	118.9	36.9%	371.0	134.6	175.6%
Exclude the impact of:
Income taxes	48.9	(0.3)	16400.0%	82.4	0.6	13633.3%
Financial income	(10.8)	(8.1)	33.3%	(29.0)	(22.9)	26.6%
Financial expenses	8.4	8.1	3.7%	24.6	21.8	12.8%
Foreign exchange result(1)	(14.3)	6.1	(334.4)%	(17.2)	160.5	(110.7)%
Depreciation and amortization	44.7	32.2	38.8%	116.7	92.9	25.6%
Share-based compensation(2)	17.1	23.0	(25.7)%	50.6	48.6	4.1%
Adjusted EBITDA	256.8	179.9	42.7%	599.1	436.0	37.4%
Adjusted EBITDA Margin	27.6%	22.6%		22.9%	19.2%
(1) Represents the foreign exchange gain / (loss) line item within the consolidated statements of income.

(2) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.

The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income	146.9	15.8	106.8	12.1
Exclude the impact of:
Share-based compensation(1)	15.4	1.7	20.7	2.3
Tax effect of adjustments(2)	0.2	—	0.1	—
Adjusted net income	162.6	17.5	127.6	14.4

Weighted number of outstanding shares	301,812,024	324,991,680	296,472,498	334,916,680
Weighted number of shares with dilutive effects	1,817,131	2,413,086	2,926,575	10,595,360
Weighted number of outstanding shares (diluted and undiluted)(3)	303,629,155	327,404,766	299,399,073	345,512,040

Adjusted basic EPS (CHF)	0.54	0.05	0.43	0.04
Adjusted diluted EPS (CHF)	0.54	0.05	0.43	0.04

	Nine-month period ended September 30,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income	333.9	37.2	120.7	13.9
Exclude the impact of:
Share-based compensation(1)	45.5	5.1	43.5	5.0
Tax effect of adjustments(2)	(0.4)	—	(0.3)	—
Adjusted net income	379.0	42.2	164.0	18.9

Weighted number of outstanding shares	299,887,578	333,801,204	295,155,386	340,427,586
Weighted number of shares with dilutive effects	2,336,455	3,274,421	3,648,162	12,108,722
Weighted number of outstanding shares (diluted and undiluted)(3)	302,224,033	337,075,625	298,803,548	352,536,308

Adjusted basic EPS (CHF)	1.26	0.13	0.56	0.06
Adjusted diluted EPS (CHF)	1.25	0.13	0.55	0.05
(1) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.

(2) The tax effect has been calculated by applying the local tax rate on the tax-deductible portion of the respective adjustments.

(3) Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted basic and adjusted diluted EPS in relation to adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show reported net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following tables present net sales by sales channel:

	Three-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	538.2	479.6	12.2%	13.2%
Direct-to-consumer	393.3	314.7	25.0%	24.8%
Net sales	931.4	794.4	17.2%	17.8%

	Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	1,509.9	1,370.3	10.2%	16.9%
Direct-to-consumer	1,103.8	899.9	22.7%	29.2%
Net sales	2,613.6	2,270.2	15.1%	21.8%

Net sales by geography
The following tables present net sales by geographic region (based on the location of the counterparty):

	Three-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Americas	490.1	436.2	12.4%	12.4%
Europe, Middle East and Africa	251.4	213.3	17.9%	19.1%
Asia-Pacific	189.9	144.9	31.1%	31.9%
Net sales	931.4	794.4	17.2%	17.8%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in the tables above.

	Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Americas	1,392.3	1,305.9	6.6%	14.2%
Europe, Middle East and Africa	686.8	579.7	18.5%	21.5%
Asia-Pacific	534.5	384.6	39.0%	48.2%
Net Sales	2,613.6	2,270.2	15.1%	21.8%
Net sales by product
The following tables present net sales by product group:

	Three-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	843.7	731.3	15.4%	16.0%
Apparel	69.5	50.1	38.7%	38.0%
Accessories	18.1	13.0	39.2%	40.2%
Net sales	931.4	794.4	17.2%	17.8%

	Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	2,389.1	2,117.1	12.8%	19.6%
Apparel	179.0	124.9	43.3%	49.3%
Accessories	45.6	28.2	61.7%	69.4%
Net sales	2,613.6	2,270.2	15.1%	21.8%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in the tables above.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use and believe that certain investors and analysts use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in millions)	2026	2025	% Change

Trade receivables	432.8	305.4	41.7%
Inventories	495.7	419.8	18.1%
Trade payables	(187.7)	(154.8)	21.3%
Net working capital	740.7	570.3	29.9%